UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Senomyx, Inc.

(Name of Subject Company (Issuer))

Sentry Merger Sub, Inc.

( Offeror )

A wholly owned subsidiary of

Firmenich Incorporated

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

Douglas Lucht

Vice President - Finance & Administration

Firmenich Incorporated

250 Plainsboro Road

Plainsboro, New Jersey 08536

(609) 452-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Darrick M. Mix, Esq.

Chad J. Rubin, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$73,821,888.65	$8,947.22

(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 48,989,475 outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Senomyx, Inc., multiplied by $1.50, and (ii) 689,135 Shares issuable pursuant to outstanding stock options that have an exercise price below $1.50 per Share and that have vested, multiplied by $0.49 (which is $1.50 minus the weighted average exercise price for such options of $1.01 per Share). The calculation of the filing fee is based on information provided by Senomyx, Inc. as of October 2, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by .0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,947.22	Filing Party: Sentry Merger Sub, Inc. and Firmenich Incorporated
Form or Registration No.: Schedule TO	Date Filed: October 4, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on October 4, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Firmenich Incorporated, a Delaware corporation (“Parent”), and Sentry Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Senomyx, Inc., a Delaware corporation, at a price per Share of $1.50, net to the seller in cash, without any interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendment or supplement thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

At 12:00 midnight, Eastern Time, on November 2, 2018 (one minute after 11:59 p.m., Eastern Time, on November 1, 2018), the Offer expired. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 40,713,815 Shares (not including 208,282 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered), representing approximately 82.9% of the Company’s currently outstanding Shares, were validly tendered and not validly withdrawn in the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer.

Parent and Purchaser intend to complete the acquisition of the Company through the Merger without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any Shares (i) held by the Company (or held in the Company’s treasury), which Shares will be cancelled and cease to exist at the effective time of the Merger, (ii) held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be cancelled and cease to exist at the effective time of the Merger and (iii) held by the Company’s stockholders who properly exercise and perfect appraisal rights for such Shares in the time and manner provided in Section 262 of the DGCL and have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Parent intends to take steps to cause the Shares to be deregistered under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On November 2, 2018, Parent issued a press release relating to the expiration and results of the Offer and the anticipated timing of the Merger. The full text of the press release is attached as Exhibit (a)(5)(C) hereto, and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(C)        Press Release of Firmenich Incorporated, dated November 2, 2018

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 4, 2018 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(F)	Summary Advertisement, published October 4, 2018 in the New York Times *

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Senomyx, Inc. and Firmenich, dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to Senomyx, Inc.’s Current Report on Form 8-K, filed with the U.S. Securities Exchange Commission (the “Commission”) on September 17, 2018) *

(a)(5)(B)	Press Release of Firmenich Incorporated, dated October 4, 2018 *

(a)(5)(C)	Press Release of Firmenich Incorporated, dated November 2, 2018

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2018, among Firmenich Incorporated, Sentry Merger Sub, Inc. and Senomyx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Senomyx, Inc. with the Commission on September 17, 2018) *

(d)(2)	Tender and Support Agreement, dated as of September 16, 2018, by and among Firmenich Incorporated, Sentry Merger Sub, Inc. and named executive officers and directors of Senomyx, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Senomyx, Inc. with the Commission on September 17, 2018) *

(d)(3)	Confidentiality Agreement, dated as of April 13, 2018, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit (e)(32) to the Schedule 14D-9 filed by Senomyx, Inc. with the Commission on October 4, 2018) *

(d)(4)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated April 9, 2013, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 filed by Senomyx, Inc. with the Commission on August 1, 2013) *

(d)(5)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated February 7, 2018, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit 10.31 to Senomyx, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Senomyx 2017 Form 10-K”) and filed with Amendment No. 1 to the Senomyx 2017 Form 10-K filed by Senomyx, Inc. with the Commission on August 15, 2018) *

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

Firmenich Incorporated

By:	/s/ Douglas J. Lucht
Name: Douglas J. Lucht
Title: Director and VP Finance and Administration

Sentry Merger Sub, Inc.

By:	/s/ Douglas J. Lucht
Name: Douglas J. Lucht
Title: Vice President – Finance and Treasurer